SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                           Schedule 13G Under
         Information Statement Pursuant to Rules 13d-1 and 13d-2
                Under The Securities Exchange Act of 1934

                            (Amendment No.16)



                      Church & Dwight Co. Inc.(la)
         -------------------------------------------------------
                            (Name Of Issuer)


                              Common Stock
        --------------------------------------------------------
                     (Title of Class of Securities)


                                171340102
                     -------------------------------



                   (Continued on the following page(s))



                            Page  1 of  6 Pages

CUSIP No. 171340102        13G          Page 2 of 6 Pages

Church & Dwight Co. Inc.(La)




1       NAME OF REPORTING PERSON
        S.S.  OR  I.R.S  IDENTIFICATION NO. OF ABOVE PERSON.
        The Chase Manhattan Corporation - CMC
        The Chase Manhattan Bank - CMB


2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (A)
                                                              (B)

3       SEC USE ONLY



4       CITIZENSHIP OR PLACE OF ORGANIZATION
        The Chase Manhattan Corporation - Delaware
        The Chase Manhattan Bank - New York


NUMBER        5  SOLE VOTING POWER
OF               CMC - 546,800
SHARES           CMB - 546,800


BENEFICIALLY  6  SHARED VOTING POWER
OWNED BY         CMC     - 126,900
                 CMB     - 126,900



EACH          7 SOLE DISPOSITIVE POWER
REPORTING       CMC - 408,000
PERSON          CMB - 408,000


WITH          8 SHARED DISPOSITIVE POWER
                CMC  - 924,950
                CMB  - 924,950


9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          CMC   - 1,332,950
          CMB   - 1,332,950



10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          CMC - 6.588%
          CMB - 6.588%

12      TYPE OF PERSON REPORTING*

          CMC - HC
          CMB - BK

                  * SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a).Name of Issuer:               Church & Dwight Co. Inc.(La)


Item 1(b).Address of Issuer's:          469 North Harrison Street
          Principal Executive Offices   Princeton, NJ 08543-5297

          Principal Executive Officer:  Mr. D.C. Minton
                                        Chairman, President and CEO

Item 2(a). Name of Person Filing:       This notice is filed by The
                                        Chase Manhattan Corporation
                                        (CMC) and its wholly owned
                                        subsidiary, The Chase Manhattan
                                        Bank (CMB)

Item 2(b).Address of Principal Business  CMC:  270 Park Avenue
                                               New York, NY 10017

                                         CMB:  270 Park Avenue
                                               New York, NY 10017

Item 2(c).  Citizenship:                 CMC - Delaware
                                         CMB - New York

Item 2(d).  Title of Class of Securities:   Common Stock

Item 2(e).  CUSIP Number:   171340102

Church & Dwight Co. Inc.(La)

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

        (a) |_|  Broker or dealer registered under Section 15 of the Act.

        (b) |X|  Bank as defined in Section 3(a)(6) of the Act.

        (c) |_|  Insurance Company as defined in Section 3(a)(19) of the Act.

        (d) |_| Investment Company registered under Section 8 of the Investment Company Act.

        (e) |_| Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

        (f) |_| Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or endowment Fund
                 [see Section 240.13d-1(b)(1)(ii)(F)].

        (g) |_|  Parent Holding Company, in accordance with
                 Section 240.13d-1(b)(ii)(G).

        (h) |_|  Group, in accordance with Section 240.13d-1(ii)(H).


Item 4. Ownership:


        (a)     Amount Beneficially Owned:         CMC  - 1,332,950
                As of December 31, 1997            CMB  - 1,332,950

        (b)     Percent of Class:                  CMC  - 6.858%
                                                   CMB  - 6.858%

            (i) Sole power to vote or to direct the vote:

                                                   CMC  - 546,800
                                                   CMB  - 546,800

            (ii) Shared power to vote or to direct the vote:

                                                   CMC  - 126,900
                                                   CMB  - 126,900

                      Church & Dwight Co. Inc.(La)

           (iii)  Sole power to dispose or to direct the disposition of:

                                                   CMC - 408,000
                                                   CMB - 408,000

            (iv)  Shared power to dispose or to direct the disposition of:

                                                   CMC - 924,950
                                                   CMB - 924,950

Item 5. Ownership of Five Percent or Less of a Class:

        Not Applicable


Item 6. Ownership of More than Five Percent on Behalf of Another Person:
        The beneficial interest reported has been acquired through fiduciary relationships. Beneficial ownership of portions of the shares reported is shared with unaffiliated persons, none of whose beneficial ownership in the subject shares exceeds five percent of the issuers outstanding shares.


Item 7. Identification and Classification of the Subsidiary Which Holds the Security Being Reported on by the Parent Holding Company:

        Pursuant to Rule 13(d) - 1 (c): This notice is filed on behalf of both CMC and its subsidiary, CMB. In lieu of attaching an exhibit hereto, the identity of CMB is as set forth on the cover page hereof. CMB is classified as a Bank, as such term is defined in Section (3) (a) (6) of the Securities Exchange Act of 1934, as amended,

Item 8. Identification and Classification of Members of this Group:

        Not applicable.

Item 9. Notice of Dissolution of Group:

        Not applicable.

        Church & Dwight Co. Inc.(La)

Item 10. Certification:

        By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and did not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.



Signature:


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  February 12, 1998




The Chase Manhattan Bank          THE CHASE MANHATTAN CORPORATION


/S/ Allan Nemethy                 /S/ Anthony J. Horan
------------------------          -------------------------------
    Allan Nemethy                     Anthony J. Horan
    Trust Officer of                  Corporate Secretary
    The Chase Manhattan Bank